UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

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CONNECTICUT WATER SERVICE, INC.
(Name of Registrant as Specified In Its Charter)

EVERSOURCE ENERGY
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY—SUBJECT TO COMPLETION, DATED JUNE 14, 2018

SPECIAL MEETING OF SHAREHOLDERS
OF
CONNECTICUT WATER SERVICE, INC.
TO BE HELD ON [•], 2018

PROXY STATEMENT
OF
EVERSOURCE ENERGY

SOLICITATION OF PROXIES IN OPPOSITION TO
THE PROPOSED MERGER OF
CONNECTICUT WATER SERVICE, INC. AND SJW GROUP

This proxy statement (this “Proxy Statement”) and the enclosed BLUE proxy card are furnished by Eversource Energy, an unincorporated voluntary business association organized under the laws of the Commonwealth of Massachusetts (“Eversource,” “we” or “us”), with headquarters in Hartford, CT and Boston, MA. This Proxy Statement is being furnished in connection with Eversource’s solicitation of proxies to be used at the special meeting (the “Special Meeting”) of shareholders of Connecticut Water Service, Inc., a Connecticut corporation (“CTWS,” “Connecticut Water” or the “Company”), to be held at [•] on [•], 2018 at [•], local time, and at any adjournments, postponements or reschedulings thereof.

This Proxy Statement and the enclosed BLUE proxy card are first being mailed to CTWS shareholders on or about             , 2018.

Pursuant to this Proxy Statement, Eversource is soliciting proxies from holders of common stock, without par value (the “Common Shares”), of CTWS, to vote (a) “AGAINST” the proposal to approve the Agreement and Plan of Merger, dated as of March 14, 2018 (as amended and restated by that certain Amended and Restated Agreement and Plan of Merger on May 30, 2018, and as the same may be further amended from time to time, the “SJW Merger Agreement”), among SJW Group (“SJW”), Hydro Sub, Inc., a Connecticut corporation and a direct wholly owned subsidiary of SJW, and CTWS, a copy of which is included as Annex A to the joint proxy statement/prospectus filed by CTWS and SJW (such proposal, the “SJW Merger Proposal,” and the merger contemplated thereby, the “Proposed SJW Merger”), (b) “AGAINST” the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements between CTWS and its named executive officers relating to the Proposed SJW Merger, as described in the joint proxy statement/prospectus filed by CTWS and SJW (the “Compensation Proposal”), and (c) “AGAINST” the proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the SJW Merger Proposal (the “Adjournment Proposal”).

The SJW Merger Proposal, the Compensation Proposal and the Adjournment Proposal are described in the amended preliminary joint proxy statement/prospectus filed by CTWS and SJW with the United States Securities and Exchange

i

Commission (the “SEC”) on June 7, 2018 (the “CTWS and SJW Proxy Statement”). According to the CTWS and SJW Proxy Statement, CTWS has set [•], 2018 as the record date (the “Record Date”) for determining those shareholders who will be entitled to vote at the Special Meeting. According to the CTWS and SJW Proxy Statement, the principal executive offices of CTWS are located at 93 West Main Street, Clinton, Connecticut 06143, United States.

WE ARE SOLICITING PROXIES FROM CTWS SHAREHOLDERS TO VOTE “AGAINST” THE SJW MERGER PROPOSAL, THE COMPENSATION PROPOSAL AND THE ADJOURNMENT PROPOSAL. WE BELIEVE THE SJW MERGER PROPOSAL DOES NOT PROVIDE ADEQUATE VALUE TO CTWS SHAREHOLDERS AS COMPARED WITH THE EVERSOURCE PROPOSAL. OUR $63.50 PER SHARE CASH AND/OR STOCK (AT THE ELECTION OF CTWS SHAREHOLDERS) PROPOSAL IS A SUPERIOR ALTERNATIVE FOR CTWS SHAREHOLDERS TO THE ALL-STOCK SJW MERGER PROPOSAL.

The Eversource proposal represents a premium of 21% to the undisturbed CTWS closing share price on March 14, 2018, the day prior to the announcement of the Proposed SJW Merger (as compared with a premium of 18% under the SJW Merger Proposal based on the closing share prices of CTWS and SJW on the same date). Eversource shares represent the equivalent of a 92% dividend uplift over CTWS shares, based on the Eversource closing share price on June 8, 2018 and the annualized quarterly dividend of $0.3125 per share declared by CTWS on May 10, 2018.

Based on Eversource’s financial strength, local experience in Connecticut, and track record for constructive regulatory outcomes with Connecticut regulatory authorities, Eversource believes that its proposal provided significantly greater value to CTWS employees, customers and local communities. Eversource has a market capitalization of approximately $17 billion and an A+ corporate credit rating by Standard & Poor’s. Eversource currently serves approximately 1.75 million electric, water, and natural gas customers in over 150 of Connecticut’s 169 cities and towns, with a presence in every town that CTWS serves. Moreover, Eversource is the parent company of Aquarion Water Company, a Connecticut-based water utility serving nearly 230,000 customers in a service territory that is highly complementary to that of CTWS, with top-tier customer service satisfaction scores, including consistent rankings at the top of J.D. Power’s customer service rankings. CTWS employees would also benefit from the increased employment opportunities associated with belonging to a larger, stronger organization within the state of Connecticut. SJW does not share Eversource’s history of investing in Connecticut. With SJW’s headquarters in California, the Proposed SJW Merger does not offer the compelling strategic and geographic fit presented by Eversource’s superior proposal.

On April 5, 2018, Eversource submitted a non-binding proposal in writing to CTWS to acquire 100% of the issued and outstanding CTWS Common Shares for $63.50 in cash and/or Eversource common shares, at the election of CTWS shareholders (the “Eversource Proposal”). No response was received to engage in a dialogue. On April 19, 2018, Eversource publicly announced the Eversource Proposal. We believe that a vote “AGAINST” the SJW Merger proposal will send a message to the Board of Directors of CTWS (the “CTWS Board”) that CTWS shareholders do not support the proposed SJW Merger and that the CTWS Board should give consideration to other offers that it receives, including the Eversource Proposal.

Also on April 19, 2018, CTWS publicly announced that the CTWS Board had unanimously concluded that the Eversource Proposal is not a superior proposal or reasonably likely to lead to a superior proposal as defined in the SJW Merger Agreement.

Eversource continues to believe that the Eversource Proposal is a superior alternative to the all-stock transaction proposed in the SJW Merger Proposal. The Eversource Proposal represents a premium of 21% to CTWS’s closing share price on March 14, 2018, the day prior to the announcement of the Proposed SJW Merger. The Eversource Proposal also represents a premium of 22% to CTWS’s 20-day volume-weighted average price as of March 14, 2018. In addition, those CTWS shareholders who elect to receive Eversource shares would realize the equivalent of a 92% dividend uplift based on the closing price of Eversource’s shares on June 8, 2018 and the annualized quarterly dividend of $0.3125 per share declared by CTWS on May 10, 2018.

Eversource firmly views the Eversource Proposal as reasonably likely to lead to a “Superior CTWS proposal” as defined in the SJW Merger Agreement, and in the best interest of the shareholders, employees, customers and local communities of CTWS.

Eversource is disappointed that, based on the pattern of outreaches and lack of responses described in the “Background of the Solicitation,” the CTWS Board has been unwilling to engage in discussions with Eversource and urges the CTWS Board to act in the best interests of the CTWS shareholders by meeting with Eversource to seriously discuss the Eversource Proposal.

Eversource is specifically soliciting proxies from CTWS shareholders to vote “AGAINST” the SJW Merger Proposal, the Compensation Proposal and the Adjournment Proposal.

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE THE EVERSOURCE PROPOSAL AT THIS TIME. HOWEVER, WE BELIEVE THAT A VOTE “AGAINST” THE SJW MERGER PROPOSAL WILL SEND A MESSAGE TO THE CTWS BOARD THAT CTWS SHAREHOLDERS DO NOT SUPPORT THE PROPOSED SJW MERGER AND THAT THE CTWS BOARD SHOULD GIVE CONSIDERATION TO OTHER OFFERS THAT IT RECEIVES, INCLUDING THE EVERSOURCE PROPOSAL. A VOTE “AGAINST” THE SJW MERGER PROPOSAL, THE COMPENSATION PROPOSAL OR THE ADJOURNMENT PROPOSAL WILL NOT OBLIGATE YOU TO VOTE “FOR” THE EVERSOURCE PROPOSAL AT ANY FUTURE MEETING OF CTWS SHAREHOLDERS.

EVEN IF YOU HAVE ALREADY SENT A GREEN PROXY CARD TO CTWS, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST DATED PROXY COUNTS. PLEASE VOTE “AGAINST” THE SJW MERGER PROPOSAL, THE COMPENSATION PROPOSAL AND THE ADJOURNMENT PROPOSAL TODAY—BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR BLUE PROXY CARD IS MAILED IN THE UNITED STATES. WE URGE YOU TO VOTE BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IF YOUR CTWS SHARES ARE HELD IN “STREET NAME,” PLEASE DELIVER THE ENCLOSED BLUE VOTING INSTRUCTION FORM TO YOUR BROKER OR BANK OR INSTRUCT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT A BLUE PROXY CARD IS SUBMITTED ON YOUR BEHALF. IF YOUR BROKER OR BANK OR THE CONTACT PERSON RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY TELEPHONE OR INTERNET, INSTRUCTIONS WILL BE INCLUDED ON THE ENCLOSED BLUE VOTING INSTRUCTION FORM.

If you need assistance in voting your shares, please contact the firm assisting Eversource in the solicitation of proxies:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders May Call Toll Free: (800) 967-5071
Banks and Brokers May Call Collect: (212) 269-5550
Email: ctws@dfking.com

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REASONS TO VOTE “AGAINST” THE SJW MERGER PROPOSAL, THE COMPENSATION PROPOSAL AND THE ADJOURNMENT PROPOSAL

Eversource is soliciting proxies from CTWS shareholders in opposition to the Proposed SJW Merger and specifically “AGAINST” the SJW Merger Proposal, the Compensation Proposal and the Adjournment Proposal. Eversource urges all CTWS shareholders to vote “AGAINST” the SJW Merger Proposal, the Compensation Proposal and the Adjournment Proposal for the following reasons:

•                 A vote “AGAINST” the SJW Merger Proposal, the Compensation Proposal and the Adjournment Proposal preserves your opportunity to receive the significant premium for your CTWS Shares as contemplated by the Eversource Proposal which, if consummated, would provide significant and immediate value to CTWS shareholders.

We believe that the Eversource Proposal, if consummated, would be superior to the Proposed SJW Merger because it would provide CTWS’s shareholders an opportunity to realize a significant premium for their CTWS Shares and offers compelling value for CTWS shareholders than the Proposed SJW Merger. Under the Eversource Proposal, CTWS shareholders would receive cash value or Eversource common shares, at the election of CTWS shareholders, for their CTWS Shares at a significant premium.

Eversource has the local experience and financial strength to complete the transaction contemplated by the Eversource Proposal expeditiously. Eversource has a market capitalization of approximately $17 billion and is an A+ rated company by Standard & Poor’s, making Eversource a strong financial partner. Citing the benefits of being part of a financially strong low-risk regulated utility holding company, Moody’s recently upgraded Aquarion Company to Baa2 and Aquarion Water Company of Connecticut to A3 with stable outlooks. There would be no financing contingency as part of the Eversource Proposal. Eversource has consistently demonstrated credibility, expertise, and responsiveness in its proceedings before the Connecticut Public Utilities Regulatory Authority and has a strong track record for constructive regulatory outcomes, as demonstrated in recent proceedings involving Eversource and its subsidiaries. For example, in 2017 the Connecticut Public Utilities Regulatory Authority approved Eversource’s acquisition of Aquarion Water Company, which required change-of-control approval, with the Connecticut Attorney General and state consumer advocate each supporting the acquisition by Eversource. More recently, outside of Eversource’s transaction with the Aquarion Water Company, the Connecticut Public Utilities Regulatory Authority approved a base distribution rate settlement for Eversource’s subsidiary The Connecticut Light and Power Company, marking the first comprehensive rate settlement for an electric distribution company in Connecticut since the implementation of Connecticut’s electric industry restructuring in 2000. An Eversource transaction would also leverage the geographical proximity of the CTWS system and the

Eversource subsidiary Aquarion Water Company system to enable cost-effective infrastructure investment and support regional economic growth.

•                 A vote “AGAINST” the SJW Merger Proposal, the Compensation Proposal and the Adjournment Proposal stops the CTWS Board from proceeding with a transaction that Eversource believes is an inferior transaction.

The Eversource Proposal represents a 21% premium to CTWS’s closing share price on March 14, 2018, the day prior to the announcement of the Proposed SJW Merger (as compared with a premium of 18% under the SJW Merger Proposal). The Eversource Proposal also represents a premium of 22% to CTWS’s 20-day volume-weighted average price as of March 14, 2018. In addition, those CTWS shareholders who elect to receive Eversource shares would realize the equivalent of a 92% dividend uplift based on the closing price of Eversource’s shares on June 8, 2018 and the annualized quarterly dividend of $0.3125 per share declared by CTWS on May 10, 2018. For the foregoing reasons, coupled with Eversource’s financial strength, local experience in Connecticut (including its local investment history), and track record for constructive regulatory outcomes with Connecticut regulatory authorities, Eversource believes that a transaction with Eversource would be superior to the SJW Merger Proposal. Eversource has a market capitalization of approximately $17 billion and an A+ corporate credit rating by Standard & Poor’s. Eversource currently serves approximately 1.75 million electric, water, and natural gas customers in over 150 of Connecticut’s 169 cities and towns, with a presence in every town that CTWS serves. Moreover, Eversource is the parent company of Aquarion Water Company, a Connecticut-based water utility serving nearly 230,000 customers in a service territory that is highly complementary to that of CTWS, with top-tier customer service satisfaction scores, including consistent rankings at the top of J.D. Power’s customer service rankings. SJW does not share Eversource’s history of investing in Connecticut. With SJW’s headquarters in California, the Proposed SJW Merger does not offer the compelling strategic and geographic fit presented by Eversource’s superior proposal.

•                                         A vote “AGAINST” the SJW Merger Proposal and the Adjournment Proposal will send a message to the CTWS Board that CTWS’s shareholders want the CTWS Board to consider other alternatives for CTWS, including the Eversource Proposal.

A vote “AGAINST” the Adjournment Proposal will prevent the CTWS Board from delaying the vote on the SJW Merger Proposal, which would deny CTWS’s shareholders the ability to make their voices heard by voting “AGAINST” the SJW Merger Proposal. If the Adjournment Proposal is approved by shareholders, it would allow the CTWS Board to unnecessarily delay a vote on the SJW Merger Proposal. Eversource believes that is it in the interests of CTWS’s shareholders to hold a vote as soon as possible (and not to adjourn) so that the CTWS shareholders can vote “AGAINST” the SJW Merger Proposal and send a clear message to the CTWS Board that the CTWS shareholders want the CTWS Board to consider the Eversource Proposal. We are also soliciting proxies to vote “AGAINST” the Compensation Proposal, although we believe that this proposal will be rendered moot in any event if the SJW Merger Proposal is disapproved by CTWS shareholders.

Conclusion

For the foregoing reasons, Eversource urges CTWS shareholders to vote “AGAINST” the SJW Merger Proposal, “AGAINST” the Compensation Proposal and “AGAINST” the Adjournment Proposal. Eversource is disappointed that the CTWS Board has been unwilling to engage in discussions with Eversource regarding the Eversource Proposal. Eversource urges CTWS shareholders to request the members of the CTWS Board to meet with Eversource to seriously discuss the Eversource Proposal in accordance with their fiduciary duties. Eversource believes that the fiduciary duties applicable to the CTWS Board under Connecticut law require that they inform themselves of all material information reasonably available to them prior to making a business decision, including of alternatives to the Proposed SJW Merger. Eversource believes the CTWS Board should enter into discussions with Eversource to determine whether the Eversource Proposal provides greater value to CTWS’s shareholders than the Proposed SJW Merger and is in the best interests of CTWS and its shareholders.

If the Special Meeting concludes (that is, it is not adjourned) and the CTWS shareholders do not approve the SJW Merger Proposal, each of CTWS and SJW would have the right to terminate the SJW Merger Agreement. Eversource believes that if the SJW Merger Agreement were terminated, the CTWS Board should make the determination that it is in the best interests of CTWS shareholders to pursue and enter into the Eversource Proposal. However, there can be no assurances that the CTWS Board would seek to accept the Eversource Proposal, or otherwise pursue or facilitate the Eversource Proposal, following a termination of the SJW Merger Agreement. CTWS shareholders should take all of these factors into account when determining how to vote their CTWS Shares.

EVERSOURCE STRONGLY BELIEVES THAT THE EVERSOURCE PROPOSAL CONSTITUTES A SUPERIOR CTWS PROPOSAL, AS PROVIDED FOR IN THE SJW MERGER AGREEMENT. PLEASE VOTE:

•                 “AGAINST” THE SJW MERGER PROPOSAL;

•                 “AGAINST” THE COMPENSATION PROPOSAL; AND

•                 “AGAINST” THE ADJOURNMENT PROPOSAL.

VOTE TODAY—BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR BLUE PROXY CARD IS MAILED IN THE UNITED STATES. WE URGE YOU TO VOTE BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD.

IF YOUR CTWS SHARES ARE HELD IN “STREET NAME,” PLEASE DELIVER THE ENCLOSED BLUE VOTING INSTRUCTION FORM TO YOUR BROKER OR BANK OR INSTRUCT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT A BLUE PROXY CARD IS SUBMITTED ON YOUR BEHALF. IF YOUR BROKER OR BANK OR THE CONTACT PERSON

RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY TELEPHONE OR INTERNET, INSTRUCTIONS WILL BE INCLUDED ON THE ENCLOSED BLUE VOTING INSTRUCTION FORM.

DO NOT RETURN ANY GREEN PROXY CARD THAT YOU RECEIVE FROM CTWS —EVEN AS A PROTEST VOTE AGAINST THE PROPOSED SJW MERGER. EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO CTWS, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST DATED PROXY COUNTS. IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY TELEPHONE OR INTERNET OR BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY.

WE URGE YOU TO SEND THE CTWS BOARD A MESSAGE THAT CTWS SHAREHOLDERS REJECT THE PROPOSED SJW MERGER AND THAT THE CTWS BOARD SHOULD GIVE PROPER CONSIDERATION TO OTHER OFFERS THAT IT RECEIVES, INCLUDING THE EVERSOURCE PROPOSAL. VOTE “AGAINST” THE SJW MERGER PROPOSAL, THE COMPENSATION PROPOSAL AND THE ADJOURNMENT PROPOSAL.

WHAT IS EVERSOURCE’S PLAN FOR THE SPECIAL MEETING?

If Eversource receives sufficient proxies “AGAINST” the SJW Merger Proposal to cause the SJW Merger Proposal to fail, at the Special Meeting Eversource will, utilizing its proxies, vote “AGAINST” the SJW Merger Proposal, “AGAINST” the Compensation Proposal and “AGAINST” the Adjournment Proposal in order to send a clear message to the CTWS Board that CTWS’s shareholders want the CTWS Board to consider other alternatives, including the Eversource Proposal, and that CTWS’s shareholders do not want to race to approve a deal that will deny them the opportunity to enter into a superior transaction.

BACKGROUND OF THE SOLICITATION

As part of the ongoing evaluation of its business, Eversource considers strategic acquisitions, capital investments, divestitures and other possible transactions. Eversource has attempted to engage privately with CTWS for some time.

In October 2017, the Executive Vice President and General Counsel of Eversource contacted Ms. Carol P. Wallace, chairman of the CTWS Board, by phone, to discuss a potential combination with CTWS. During the course of their discussion, Ms. Wallace indicated that the CTWS Board was pleased with the company’s strategy and results and intended to continue maintaining CTWS as an independent public company.

In February and March, 2018, the Executive Vice President and General Counsel of Eversource again was in contact with Ms. Wallace to set up a meeting between Ms. Wallace, Mr. Benoit and the Chief Executive Officer and Executive Vice President and General Counsel of Eversource to discuss a potential combination with CTWS. Ms. Wallace declined the meeting.

On April 5, 2018, Eversource verbally communicated its intent to submit a proposal for the acquisition of CTWS to David C. Benoit, the Chief Executive Officer of CTWS, and delivered a written proposal the same day. The April 5, 2018 written proposal appears below:

April 5, 2018

Mr. David C. Benoit
President and Chief Executive Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413

Dear David:

On behalf of Eversource Energy (“Eversource”), I am hereby submitting a proposal to acquire Connecticut Water Service, Inc. (“Connecticut Water”). As you are likely aware, we expressed interest in pursuing an acquisition of Connecticut Water in the second half of 2017. At this time, we are proposing terms for an acquisition that we firmly view as superior to the terms of the proposed transaction with San Jose Water (“SJW”), reasonably likely to lead to a Superior CTWS Proposal (as defined in the merger agreement with SJW) and in the best interest of the customers, employees, suppliers, local communities and shareholders of Connecticut Water due to the greater benefits achievable through an Eversource transaction.

Eversource proposes to acquire all of the outstanding shares of Connecticut Water common stock for $63.50 per share in cash and/or in Eversource common stock at the election of Connecticut Water shareholders. Connecticut Water shareholders electing to receive Eversource stock as consideration would realize the equivalent of an 81% dividend uplift based on the closing price of Eversource’s common stock on April 4, 2018 and the annualized quarterly cash dividend of $0.2975 per share declared by Connecticut Water on January 18, 2018. The $63.50 consideration payable to

Connecticut Water shareholders would not be reduced by the termination fee payable to SJW.

The $63.50 price represents a 21% premium to Connecticut Water’s undisturbed share price on March 14, 2018 and a 22% premium to the 20-day VWAP for the period ending March 14, 2018.

Eversource has a market capitalization of approximately $19 billion and is an A+ rated company by Standard & Poor’s, making Eversource a strong financial partner for the transaction. There would be no financing contingency as part of the transaction.

Eversource has consistently demonstrated credibility, expertise, and responsiveness in its proceedings before the Connecticut Public Utilities Regulatory Authority (“CT PURA”) and has a strong track record for successful regulatory outcomes. In particular, Eversource has considerable experience in obtaining regulatory approvals required for utility mergers and acquisitions. This is evidenced through our recent acquisition of Aquarion Water Company (“Aquarion”), for which we obtained regulatory approvals in four states and completed the transaction within five months from the regulatory filing date and within six months from the announcement of the transaction.

In the final decision issued by CT PURA approving the Aquarion acquisition, attributes of the transaction that were cited as particularly beneficial to customers and employees included local ownership, financial stability, employee benefits and community support. In fact, Eversource is uniquely positioned to create substantial benefits for customers served by Connecticut Water, while preserving local ownership and accountability. As part of the approvals required to complete the Aquarion acquisition, Eversource obtained regulatory approval in Maine with a positive outcome for the company and a minimum of administrative process.

In summation, Eversource’s acquisition of Connecticut Water would be a compelling, superior alternative to the SJW transaction for Connecticut Water’s customers, employees, communities and shareholders. An Eversource transaction would also leverage the geographical proximity of the Connecticut Water and Aquarion systems to enable cost-effective infrastructure investment and support regional economic growth.

I have reviewed this opportunity with Eversource’s Board of Trustees, which supports the submission of this proposal. We are prepared to engage with you immediately and to reach a definitive agreement as expeditiously as possible. For the avoidance of doubt, this proposal is a non-binding indication of interest, subject to confirmatory due diligence. A binding obligation with respect to this transaction will result only from the execution of a definitive agreement containing terms and conditions that are mutually acceptable to the parties.

We look forward to your prompt response.

Sincerely,

James J. Judge
Chairman, President and Chief Executive Officer
Eversource Energy

On April 10, 2018 and April 17, 2018, Eversource sent follow-up communications to CTWS expressing its continued interest in pursuing an acquisition of CTWS and requesting a response to the letter sent on April 5, 2018.

On April 19, 2018, Eversource issued a news release announcing the delivery by Eversource to CTWS of the non-binding proposal to acquire CTWS for $63.50 per share in cash or in Eversource common shares, at the election of CTWS shareholders, and reiterating Eversource’s belief that its proposal represents a superior alternative to the terms of the Proposed SJW Merger for shareholders, employees, customers and local communities of CTWS.

On April 19, 2018, CTWS issued a press release confirming receipt of Eversource’s proposal and announcing that the CTWS Board has unanimously determined that the Eversource proposal is not a superior proposal or reasonably likely to lead to a “Superior CTWS Proposal” as defined in the SJW Merger Agreement.

On April 19, 2018, Mr. Benoit, the Chief Executive Officer of CTWS, telephoned the Chairman, Chief Executive Officer and President of Eversource to inform him that the CTWS Board had unanimously determined that the Eversource Proposal does not constitute and is not reasonably likely to lead to a “Superior CTWS Proposal” as defined in the SJW Merger Agreement.

On April 25, 2018, CTWS and SJW filed with the SEC a joint proxy statement/prospectus in a registration statement on Form S-4.

On April 27, 2018, Eversource filed with the SEC a preliminary proxy statement on Schedule 14A in connection with Eversource’s solicitation of proxies for the CTWS Special Meeting, recommending that the CTWS shareholders vote against each of the proposals related to the Proposed SJW Merger, namely the proposals to approve the SJW Merger Agreement, to approve, on a non-binding advisory basis, specific compensatory arrangements between CTWS and its named executive officers relating to the Proposed SJW Merger and to adjourn the CTWS Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the SJW Merger Agreement. Later that day, Eversource issued a press release announcing the filing of its preliminary proxy statement, reaffirming its commitment to its superior proposal to acquire CTWS, and urging CTWS shareholders to insist that the CTWS Board meet with Eversource to seriously discuss its proposal.

On April 28, 2018, CTWS issued a press release responding to the filing of Eversource’s preliminary proxy statement noting that it had rejected Eversource’s proposal.

On April 30, 2018, The Rocky River Realty Company (“Rocky River”), a Connecticut corporation and wholly owned subsidiary of Eversource and an owner of CTWS Shares, sent a demand letter to CTWS to inspect and make copies of certain books, records and documents of CTWS pursuant to Connecticut statutory law.

On May 4, 2018, Eversource sent an open letter to CTWS shareholders reiterating its belief that the CTWS Board should engage with Eversource to discuss seriously the Eversource Proposal and the superiority of its proposal compared to the Proposed SJW Merger.

On May 7, 2018, CTWS sent an open letter to CTWS shareholders in response to Eversource’s open letter.

On May 8, 2018, CTWS and Rocky River entered into a confidentiality agreement regarding Rocky River’s access to materials in response to requests in its April 30, 2018 demand letter.

On May 18, 2018, Eversource filed a motion with CT PURA requesting party status in the proceeding in Connecticut for which SJW and CTWS filed a joint application for approval of the Proposed SJW Merger on May 4, 2018.

On May 22, 2018, SJW and CTWS filed an objection to Eversource’s motion requesting party status in their joint proceeding to approve the Proposed SJW Merger in Connecticut.

On May 23, 2018, Eversource filed a response to the objection of SJW and CTWS to Eversource’s motion requesting party status in their joint proceeding to approve the Proposed SJW Merger in Connecticut.

On May 25, 2018, CTWS sent a letter to Rocky River noting its refusal to provide certain information to Rocky River requested by Rocky River in accordance with Connecticut statutory law despite several follow-up requests from Rocky River.

On May 31, 2018, CTWS and SJW announced an Amended and Restated Agreement and Plan of Merger, dated as of May 30, 2018, including an amendment to include a “go-shop” provision, and reiterated the CTWS Board’s recommendation in favor of the “merger of equals” with SJW Group.

On June 4, 2018, Eversource filed with CT PURA a supplement to its motion requesting party status in the joint proceeding of SJW and CTWS to approve the Proposed SJW Merger in Connecticut.

On June 5, 2018, CTWS filed with CT PURA a response to Eversource’s supplement to its motion requesting party status in such joint proceeding.

On June 5, 2018, Eversource issued a press release criticizing the go-shop process undertaken by CTWS and the refusal by CTWS and SJW to eliminate or reduce the break-up fee under the SJW Merger Agreement, stating that it will not participate in what it believes is a preclusive and severely limited process and reiterating its commitment to delivering the Eversource proposal to CTWS shareholders.

On June 6, 2018, CTWS issued a press release in response to Eversource’s June 5, 2018 announcement.

On June 7, 2018, CTWS and SJW filed with the SEC an amendment to their joint proxy statement/prospectus in an amended registration statement on Form S-4.

On June 8, 2018, CT PURA issued a preliminary, proposed final decision to dismiss the joint proceeding of SJW and CTWS to approve the Proposed SJW Merger in Connecticut on the basis that the application is not ripe for review due to the addition of the go-shop provision in the SJW Merger Agreement, which CT PURA believes indicates a reasonable probability that the CTWS Board and shareholders may select an alternative transaction to SJW’s to acquire control of CTWS.

On June 8, 2018, Eversource filed a petition with the Maine Public Utilities Commission requesting to intervene and initial comments with the Maine Public Utilities Commission in the proceeding in Maine in which The Maine Water Company, a wholly owned subsidiary of CTWS, filed an application for approval of a proposed reorganization that would occur as a result of the Proposed SJW Merger on May 4, 2018.

On June 11, 2018, The Maine Water Company, a wholly owned subsidiary of CTWS, filed comments with the Maine Public Utilities Commission stating that it agreed with comments of the Maine Office of the Public Advocate to adjust the timeline of the Maine proceeding in light of the Amended Merger Agreement and requesting to postpone the initial case conference currently scheduled for June 20 until July 24, 2018.

On June 13, 2018, Eversource issued a press release reaffirming its commitment to its proposal to acquire CTWS and stating its willingness to deliver further value to CTWS shareholders through CTWS’s receipt or avoidance of termination fees.

CERTAIN INFORMATION REGARDING THE PROPOSED SJW MERGER

At the Special Meeting, CTWS shareholders as of the Record Date will vote on whether to approve the SJW Merger Agreement and the Proposed SJW Merger. According to the CTWS and SJW Proxy Statement, subject to the terms and conditions of the merger agreement, at the effective time of the merger, Hydro Sub, Inc. would be merged with and into CTWS. CTWS would survive the merger as a wholly owned subsidiary of SJW. Upon completion of the Proposed SJW Merger, SJW and CTWS, and their respective subsidiaries, would operate as a combined company initially under the name “SJW Group.” CTWS shareholders would have the right to receive 1.1375 shares of SJW common stock for each share of CTWS common stock that is issued and outstanding immediately prior to the effective time of the merger.

We encourage you to read the full text of the SJW Merger Agreement, since such agreement, and not this summary, governs the Proposed SJW Merger. The SJW Merger Agreement, as amended and restated on May 30, 2018, is filed as Exhibit 2.1 to the CTWS Form 8-K filed with the SEC on May 31, 2018 and can be found at the SEC’s website (www.sec.gov). The terms and conditions of the Proposed SJW Merger include the following.

Conditions to the Proposed SJW Merger

According to the CTWS and SJW Proxy Statement, the respective obligations of each of SJW, Hydro Sub, Inc. and CTWS to consummate the Proposed SJW Merger will be subject to the satisfaction or written waiver at or prior to the effective time of the SJW Merger of the following conditions:

•                  approval of the SJW Merger Agreement by the CTWS shareholders;

•                  approval of the issuance of shares of SJW common stock to CTWS shareholders pursuant to the Proposed SJW Merger by SJW stockholders;

•                  approval of the SJW certificate of incorporation amendment by SJW stockholders;

•                  filing with and acceptance by the Secretary of State of the State of Delaware of the SJW certificate of incorporation amendment;

•                  approval of the listing on the New York Stock Exchange of the shares of SJW common stock to be issued to CTWS shareholders pursuant to the Proposed SJW Merger, subject to official notice of issuance;

•                  any required approvals (as listed below) having been obtained and having become final orders (as to which all conditions, not within the control of SJW or CTWS, to the consummation of such transactions prescribed by applicable law or order have been satisfied) and any waiting period having expired or been terminated, and that do not impose terms or conditions that are materially adverse to CTWS, SJW, or CTWS and SJW as a combined company (“Combined SJW”), in each case, taken as a whole (and in the case of SJW and Combined SJW, the materiality assessed for an equivalent entity of the size and scale of CTWS);

•                  the expiration or earlier termination of the waiting period applicable to the completion of the merger and the other transactions contemplated by the SJW Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

•                  any pre-approvals of license transfers by the Federal Communications Commission;

•                  consents required by the Connecticut Public Utilities Regulatory Authority; and

•                  consents required by the Maine Public Utilities Commission;

•                  absence of any statute, law, ordinance, rule, regulation, binding legal requirement, judgment, order or decree by any court, tribunal or other governmental entity of appropriate jurisdiction that seeks to make illegal or prohibit the consummation of the Proposed SJW Merger, the SJW certificate of incorporation amendment or the other transactions contemplated by the SJW Merger Agreement; and

•                  effectiveness of the registration statement on Form S-4, initially filed by SJW on April 25, 2018 (File No. 333-224440) and the absence of a stop order or proceedings initiated and not subsequently withdrawn by the SEC for that purpose.

According to the CTWS and SJW Proxy Statement, the obligations of each of SJW and Hydro Sub, Inc., on the one hand, and CTWS, on the other hand to consummate the Proposed SJW Merger is subject to the satisfaction or waiver of each of the following additional conditions:

•                  the representations and warranties of the other party (other than the representations and warranties related to (i) the shares of capital stock issued and outstanding or reserved for issuance, (ii) the absence of any outstanding voting debt interests, (iii) the authority with respect to the execution, delivery, and performance of the SJW Merger Agreement and the due and valid authorization and enforceability of the SJW Merger Agreement, (iv) the fees payable to a financial advisor, broker or finder in connection with the transactions under the SJW Merger Agreement and (v) solely in the case of SJW and Hydro Sub, Inc., the sole purpose of and lack of business engagement by Hydro Sub, Inc.) will be true and correct (without giving effect to any materiality or material adverse effect qualifications contained in such representations and warranties) as of the closing date of the Proposed SJW Merger (except to the extent such representations or warranties are expressly made as of an earlier date, which need only be true and correct as of such earlier date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect;

•                  the representations and warranties of the other party relating to (i) the absence of any outstanding voting debt interests, (ii) the authority with respect to the execution, delivery, and performance of the SJW Merger Agreement and the due and valid authorization and enforceability of the SJW Merger Agreement and (iii) the fees payable to a financial advisor, broker or finder in connection with the transactions under the SJW Merger Agreement will be true and correct in all material respects as of the closing date of the Proposed SJW Merger (except to the extent such representations or warranties address matters only as of an earlier date, which need only be true and correct as of such earlier date);

•                  the representations and warranties of the other party relating to (i) the shares of capital stock issued and outstanding or reserved for issuance and (ii) solely in the case of SJW and Hydro Sub, Inc., the sole purpose of and lack of business engagement by Hydro Sub, Inc., will be true and correct in all respects (except de minimis errors) as of the closing date of the Proposed SJW Merger (except to the extent such representations or warranties are expressly made as of an earlier date, which need only be true and correct as of such earlier date);

•                  the other party having performed in all material respects all of its obligations under the SJW Merger Agreement at or prior to the closing of the Proposed SJW Merger;

•                  receipt of a certificate executed by an executive officer of the other party certifying as to the satisfaction of the conditions described in the preceding four bullet points;

•                  no fact, circumstance, effect, change, event or development will have occurred that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the other party that has not been ameliorated or cured; and

•                  receipt of a legal opinion of such party’s counsel (or such other nationally recognized tax counsel reasonably satisfactory to the other party), dated as of the closing date of the Proposed SJW Merger, to the effect that the Proposed SJW Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination; Termination Fees

According to the CTWS and SJW Proxy Statement, the SJW Merger Agreement may be terminated at any time prior to the effective time of the Proposed SJW Merger, before or after the receipt of the required shareholder approvals, under the following circumstances:

•                  by mutual written consent of SJW and CTWS;

•                  by either SJW or CTWS:

•                  if the Proposed SJW Merger is not consummated on or before March 14, 2019, except if, as of 5:00 p.m., Pacific time, on March 14, 2019, all the conditions to closing have been satisfied or waived, or will then be capable of being satisfied (other than the conditions related to required governmental approvals having been obtained and having become final orders and those conditions that by their nature are to be satisfied at the closing of the Proposed SJW Merger), such date will be extended automatically to June 14, 2019 (such date, as so extended, the “end date”); provided that the right to terminate the SJW Merger Agreement under the provision described in this bullet will not be available to any party if such failure of the Proposed SJW Merger to occur on or before the end date is the result of a material breach of any representation, warranty, covenant or agreement of the SJW Merger Agreement by such party (the “end-date termination provision”);

•                  if any law or final and non-appealable judgment, order or decree is issued, imposed or deemed applicable to the Proposed SJW Merger by any governmental entity of competent jurisdiction which permanently prohibits or makes illegal the consummation of the Proposed SJW Merger, the SJW certificate of incorporation amendment or the other transactions contemplated by the SJW Merger Agreement; except that the right to terminate the SJW Merger Agreement under the provision described in this bullet will not be available to any party if such failure of the Proposed SJW Merger to be capable of being consummated is the result of the failure of such party to comply with the reasonable best efforts covenant under the SJW Merger Agreement;

•                  if SJW stockholders fail to approve either the issuance of shares of SJW common stock to CTWS shareholders pursuant to the Proposed SJW Merger or the adoption of the SJW certificate of incorporation amendment at the SJW stockholders meeting (or, if the SJW stockholders meeting has been adjourned or postponed, at the final adjournment or postponement thereof) (the “SJW stockholder approval failure termination provision”); or

•                  if CTWS shareholders fail to approve the SJW Merger Agreement at the Special Meeting (or, if the Special Meeting has been adjourned or postponed, at the final adjournment or postponement thereof);

•                  by SJW:

•                  if CTWS has breached or failed to perform any of its obligations under the SJW Merger Agreement, or if any of its representations or warranties has failed to be true and correct, which breach or failure to perform (i) is not reasonably capable of being cured by CTWS by the end date, or is not cured by CTWS within the earlier of (x) 45 days after receiving written notice from SJW or (y) three business days prior to the end date and (ii) would give rise to the failure of certain closing conditions; provided that the right to terminate the SJW Merger Agreement under the provision described in this bullet will not be available to SJW if SJW is then also in breach of any of its covenants or agreements, or if any of its representation or warranties has failed to be true and correct such as would give rise to the failure of certain closing conditions (the “CTWS material breach termination provision”);

•                  prior to the time that CTWS shareholders approve the SJW Merger Agreement, if:

•                  CTWS materially breaches any of its obligations as set forth in the SJW Merger Agreement permitting CTWS to solicit or engage in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in CTWS common stock or assets;

•                  the CTWS Board has made an adverse recommendation change (as defined in the SJW Merger Agreement);

•                  CTWS has failed to include, in the joint proxy statement/prospectus, the recommendation of the CTWS Board that CTWS shareholders approve the SJW Merger Agreement;

•                  following the receipt of a takeover proposal with respect to CTWS, the CTWS Board has failed to publicly reaffirm its recommendation of the SJW Merger Agreement, the Proposed SJW Merger and the other transactions contemplated by the SJW Merger Agreement within 10 business days after SJW reasonably requests in writing that such recommendation be reaffirmed; or

•                  a tender or exchange offer relating to any shares of CTWS common stock has been publicly commenced and CTWS has not, within 10 business days after the commencement thereof, recommended rejection of such tender or exchange offer and reaffirmed its recommendation of the SJW Merger Agreement and the Proposed SJW Merger and the other transactions contemplated by the SJW Merger Agreement; or

•                  prior to the time that SJW stockholders approve both the issuance of shares of SJW common stock to CTWS shareholders pursuant to the Proposed SJW Merger and the adoption of the SJW certificate of incorporation amendment, if SJW is not in material breach of its obligations as set forth in the SJW Merger Agreement prohibiting SJW from soliciting or engaging in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in SJW common stock or assets; in order to accept a superior proposal with respect to SJW and enter into an acquisition agreement related to such superior proposal, and SJW pays to CTWS a termination fee of $42.5 million pursuant to the terms of the SJW Merger Agreement;

•                  by CTWS:

•                  if SJW or Hydro Sub, Inc. has breached or failed to perform any of its obligations under the SJW Merger Agreement, or if any of their respective representations or warranties has failed to be true and correct, which breach or failure to perform (i) is not reasonably capable of being cured by SJW or Hydro Sub, Inc. by the end date, or is not cured by SJW or Hydro Sub, Inc., as applicable, within the earlier of (x) 45 days after receiving written notice from CTWS or (y) three business days prior to the end date and (ii) would give rise to the failure of certain closing conditions; provided that the right to terminate the SJW Merger Agreement under the provision described in this bullet will not be available to CTWS if CTWS is then also in breach of any of its covenants or agreements, or if any of its representation or warranties has failed to be true and correct such as would give rise to the failure of certain closing conditions (the “SJW material breach termination provision”);

•                  prior to the time that SJW stockholders approve both the issuance of shares of SJW common stock to CTWS shareholders pursuant to the Proposed SJW Merger and the adoption of the SJW certificate of incorporation amendment, if:

•                  SJW materially breaches any of its obligations as set forth in the SJW Merger Agreement prohibiting SJW from soliciting or engaging in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in SJW common stock or assets;

•                  the SJW board of directors has made an adverse recommendation change (as defined in the SJW Merger Agreement);

•                  SJW has failed to include, in this joint proxy statement/prospectus, the recommendation of its board of directors that SJW stockholders approve both the issuance of shares of SJW common stock to CTWS shareholders pursuant to the Proposed SJW Merger and the adoption of the SJW certificate of incorporation amendment;

•                  following the receipt of a takeover proposal with respect to SJW, the SJW board of directors has failed to publicly reaffirm its recommendation of the SJW Merger Agreement, the Proposed SJW Merger and the other transactions contemplated by the SJW Merger Agreement within 10 business days after CTWS reasonably requests in writing that such recommendation be reaffirmed; or

•                  a tender or exchange offer relating to any shares of SJW common stock has been publicly commenced and SJW has not, within 10 business days after the commencement thereof, recommended rejection of such tender or exchange offer and reaffirmed its recommendation of the SJW Merger Agreement and the Proposed SJW Merger and the other transactions contemplated by the SJW Merger Agreement; or

•                  prior to the time that CTWS shareholders approve the SJW Merger Agreement, if CTWS is not in material breach of its obligations as set forth in the SJW Merger Agreement permitting CTWS to solicit or engage in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in CTWS common stock or assets; in order to accept a superior proposal with respect to CTWS and enter into an acquisition agreement related to such superior proposal, and CTWS pays to SJW a termination fee of $28.1 million pursuant to the terms of the SJW Merger Agreement.

According to the CTWS and SJW Proxy Statement, if the SJW Merger Agreement is terminated, it will become void and of no further effect, with no liability on the part of any party (or any shareholder, director, officer, employee, agent or representative of such party) to any other party, except with respect to certain provisions regarding the termination fee and other general matters which will remain in full force and effect. Notwithstanding the foregoing, according to the CTWS and SJW Proxy Statement, each party shall remain liable for any liabilities or damages caused by such party to the extent such liabilities or damages were the result of fraud, willful misconduct, intentional misrepresentation or intentional breach by such party of any covenant or agreement set forth in the SJW Merger Agreement.

According to the CTWS and SJW Proxy Statement, each party to the SJW Merger Agreement will generally pay its own fees and expenses in connection with the Merger, whether or not the Proposed SJW Merger is completed. However, according to the CTWS and SJW Proxy Statement, CTWS must pay SJW a termination fee of $28.1 million if:

•                  SJW terminates the SJW Merger Agreement, prior to the time that CTWS shareholders approve the SJW Merger Agreement, as a result of any of the following:

•                  CTWS materially breaches any of its obligations as set forth in the SJW Merger Agreement permitting CTWS to solicit or engage in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in CTWS common stock or assets;

•                  the Board has made an adverse recommendation change (as defined in the SJW Merger Agreement);

•                  CTWS has failed to include, in the joint proxy statement/prospectus, the recommendation of the CTWS Board that CTWS shareholders approve the SJW Merger Agreement;

•                  following the receipt of a takeover proposal with respect to CTWS, the CTWS Board has failed to publicly reaffirm its recommendation of the SJW Merger Agreement, the Proposed SJW Merger and the other transactions contemplated by the SJW Merger Agreement within 10 business days after SJW reasonably requests in writing that such recommendation be reaffirmed; or

•                  a tender or exchange offer relating to any shares of CTWS common stock has been publicly commenced and CTWS has not, within 10 business days after the commencement thereof, recommended rejection of such tender or exchange offer and reaffirmed its recommendation of the SJW Merger Agreement and the Proposed SJW Merger (and the other transactions contemplated by the SJW Merger Agreement);

•                  CTWS terminates the SJW Merger Agreement because CTWS shareholders fail to approve the SJW Merger Agreement at the Special Meeting (or, if the Special Meeting has been adjourned or postponed, at the final adjournment or postponement thereof), at any time during which SJW would have been permitted to terminate the SJW Merger Agreement under the provision described in the bullet immediately above;

•                  CTWS terminates the SJW Merger Agreement in order to accept a superior proposal and enter into an acquisition agreement related to such superior proposal, prior to the time that CTWS shareholders approve the SJW Merger Agreement, if CTWS is not in material breach of its obligations as set forth in the SJW Merger Agreement permitting CTWS to solicit or engage in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in CTWS common stock or assets; or

•                  each of the following three events occurs:

•                  a takeover proposal is made to CTWS or becomes publicly known, or an intention to make such a takeover proposal is publicly announced and not publicly withdrawn, after the date of the SJW Merger Agreement and prior to the Special Meeting;

•                  the SJW Merger Agreement is thereafter terminated by (A) SJW or CTWS pursuant to either of the end-date termination provision (if the Special Meeting has not been held) or the CTWS shareholders approval failure termination provision, or (B) SJW pursuant to the CTWS material breach termination provision; and

•                  within 15 months of such termination of the SJW Merger Agreement, CTWS enters into a definitive contract to consummate or consummates a takeover proposal; provided that for purposes of the provision described in this bullet, the term “takeover proposal” has the meaning described in the SJW Merger Agreement permitting CTWS to solicit or engage in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in CTWS common stock or assets, except that all references to 15% therein will be changed to 50%.

CTWS will be obligated to reimburse SJW for certain fees and expenses in an amount not to exceed $5 million if either CTWS or SJW terminates the SJW Merger Agreement because CTWS shareholders fail to approve the SJW Merger Agreement. If any termination fee is later payable by CTWS to SJW, the amount of such termination fee payable by CTWS will be reduced by the expense reimbursement amount actually paid by CTWS to SJW.

WE ARE SOLICITING PROXIES FROM CTWS SHAREHOLDERS TO VOTE “AGAINST” THE SJW MERGER PROPOSAL, “AGAINST” THE COMPENSATION PROPOSAL AND “AGAINST” THE ADJOURNMENT PROPOSAL. WE BELIEVE THE PROPOSED SJW MERGER DOES NOT PROVIDE ADEQUATE VALUE TO CTWS SHAREHOLDERS. WE BELIEVE OUR $63.50 PER SHARE CASH AND/OR STOCK (AT THE ELECTION OF CTWS SHAREHOLDERS) PROPOSAL IS A SUPERIOR ALTERNATIVE FOR CTWS SHAREHOLDERS TO THE ALL-STOCK SJW MERGER PROPOSAL BECAUSE, AMONG OTHER THINGS, OUR PROPOSAL PROVIDES GREATER VALUE FOR CTWS SHAREHOLDERS THAN THE PROPOSED SJW MERGER. WE BELIEVE THAT A VOTE “AGAINST” THE SJW MERGER PROPOSAL WILL SEND A MESSAGE TO THE CTWS BOARD THAT CTWS SHAREHOLDERS DO NOT SUPPORT THE PROPOSED SJW MERGER AND THAT THE CTWS BOARD SHOULD GIVE CONSIDERATION TO OTHER OFFERS THAT IT RECEIVES, INCLUDING THE EVERSOURCE PROPOSAL.

CERTAIN INFORMATION REGARDING EVERSOURCE

Eversource Energy is a Massachusetts unincorporated voluntary business association, with its principal offices located at 300 Cadwell Drive, Springfield, Massachusetts 01104. Eversource’s common shares are listed on the New York Stock Exchange under the symbol “ES.” As of the date of this proxy statement, Eversource has a market capitalization of approximately $17 billion.

Eversource is a public utility holding company subject to regulation by the FERC under the Public Utility Holding Company Act of 2005. Eversource is engaged primarily in the energy delivery business through the following wholly-owned utility subsidiaries:

•                  Aquarion Water Company (Aquarion), a regulated water utility holding company that serves residential, commercial, industrial and fire protection customers through its separate three regulated utilities, Aquarion Water Company of Connecticut, Aquarion Water Company of Massachusetts, Inc. and Aquarion Water Company of New Hampshire, Inc. in parts of Connecticut, Massachusetts and New Hampshire;

•                  The Connecticut Light and Power Company, a regulated electric utility that serves residential, commercial and industrial customers in parts of Connecticut;

•                  NSTAR Electric Company, a regulated electric utility that serves residential, commercial and industrial customers in parts of eastern and western Massachusetts and owns solar power facilities;

•                  Public Service Company of New Hampshire, a regulated electric utility that serves residential, commercial and industrial customers in parts of New Hampshire;

•                  NSTAR Gas Company, a regulated natural gas utility that serves residential, commercial and industrial customers in parts of Massachusetts; and

•                  Yankee Gas Services Company, a regulated natural gas utility that serves residential, commercial and industrial customers in parts of Connecticut.

In December 2017, Eversource announced the successful completion of its acquisition of Aquarion Water Company, a Connecticut-based water utility whose service territory is in close proximity to CTWS’ service territory. Eversource obtained regulatory approvals for the Aquarion transaction in four states and completed the transaction within five months from the regulatory filing date and within six months from the announcement of the transaction.

The names of the trustees and officers of Eversource who are considered to be participants in this proxy solicitation and certain other information are set forth in Schedule I hereto. Other than as set forth herein, neither Eversource nor any of the participants set forth on Schedule I hereto has any substantial interest, direct or indirect, by security holdings or otherwise, in the Proposed SJW Merger.

As of the date hereof, Eversource beneficially owns 47,100 CTWS Shares held by its wholly owned subsidiary, Rocky River, which is the record holder of 100 of such CTWS Shares.

OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING

Each of the proposals to be submitted at the Special Meeting is designed to facilitate the approval of the Proposed SJW Merger and the adoption of the SJW Merger Agreement. Eversource recommends that CTWS shareholders vote in opposition to the Proposed SJW Merger and specifically vote “AGAINST” the SJW Merger Proposal, the Compensation Proposal and the Adjournment Proposal.

YOU CAN CAST YOUR VOTE WITH RESPECT TO ALL PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING ON OUR BLUE PROXY CARD. WE URGE YOU NOT TO RETURN ANY PROXY CARD THAT YOU RECEIVE FROM CTWS.

Other than as set forth above, Eversource is not currently aware of any other proposals to be brought before the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the BLUE proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Eversource as determined by Eversource in its sole discretion, in which event such persons will vote on such proposals in their discretion.

VOTING PROCEDURES

According to the CTWS and SJW Proxy Statement, as of the Record Date, there were [•] CTWS Shares entitled to vote at the Special Meeting. Each outstanding CTWS Share is entitled to three votes on each proposal and any other matter properly coming before the Special Meeting.

A quorum of shareholders is necessary to hold the Special Meeting. Shareholders who hold shares representing at least a majority of the shares of common stock issued and outstanding as of the close of business on the Record Date and entitled to vote at the Special Meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the meeting. If a quorum is not present at the Special Meeting, the CTWS shareholders present in person or by proxy may adjourn to such future time as shall be agreed upon by them, and notice of such adjournment shall be given to the shareholders not present or represented at the meeting.

Abstentions and broker non-votes will be included in the calculation of the number of CTWS Shares represented at the Special Meeting for purposes of determining whether a quorum has been achieved.

CTWS shareholders may vote “FOR” or “AGAINST,” or you may “ABSTAIN” from voting on, the SJW Merger Proposal. Approval of the SJW Merger Agreement requires the affirmative vote of the holders of two-thirds of the outstanding CTWS Shares. Because the vote on the SJW Merger Proposal is based on the total number of shares outstanding, abstentions, failures to vote and broker non-votes will have the effect of a vote against this proposal.

CTWS shareholders may vote “FOR” or “AGAINST,” or you may “ABSTAIN” from voting on, the Compensation Proposal. The non-binding, advisory Compensation Proposal will be approved if the votes favoring the action cast by the shareholders entitled to vote thereon exceed the votes opposing the action cast by the shareholders entitled to vote thereon, although such vote will not be binding on CTWS. Abstentions, failures to vote and broker non-votes will have no effect on this proposal.

CTWS shareholders may vote “FOR” or “AGAINST,” or you may “ABSTAIN” from voting on, the Adjournment Proposal. The Adjournment Proposal will be approved if a majority of CTWS Shares, present in person or represented by proxy and entitled to vote on the subject matter, vote in favor of the proposal, whether or not a quorum is present. The proposal will be approved if the votes favoring the action cast by the shareholders entitled to vote thereon exceed the votes opposing the action cast by the shareholders entitled to vote thereon. Abstentions, failures to vote and broker non-votes will have no effect on this proposal.

Shareholder of Record. If you are a CTWS shareholder of record you may use the enclosed BLUE proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your BLUE proxy card(s), your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your BLUE proxy card(s) but do not mark your card(s) to tell the proxies how to vote, your shares will be voted “AGAINST” the SJW Merger Proposal, the Compensation Proposal and the Adjournment Proposal.

Street Name. If your shares are held in an account through a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. In accordance with New York Stock Exchange rules, if you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a “broker non-vote.” In these cases, the bank, broker or other nominee will not be able to vote your shares on those matters for which specific authorization is required; if there is a broker non-vote, your shares will be treated as present at the special meeting for purposes of determining the presence of a quorum. Brokers do not have discretionary authority to vote on any of the proposals.

Only CTWS shareholders (or their duly appointed proxies) of record on the Record Date are eligible to vote in person or submit a proxy.

YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED, LATER DATED PROXY BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION TO EITHER (A) EVERSOURCE, CARE OF D.F. KING & CO., INC., 48 WALL STREET, 22ND FLOOR, NEW YORK, NEW YORK 10005, OR (B) THE PRINCIPAL EXECUTIVE OFFICES OF CTWS AT 93 WEST MAIN STREET, CLINTON, CONNECTICUT 06143. A REVOCATION MAY BE IN ANY WRITTEN FORM VALIDLY SIGNED BY THE RECORD HOLDER AS LONG AS IT CLEARLY STATES THAT THE PROXY PREVIOUSLY GIVEN IS NO LONGER EFFECTIVE. SHAREHOLDERS WHO HOLD THEIR CTWS SHARES IN A BANK OR BROKERAGE ACCOUNT WILL NEED TO NOTIFY THE PERSON RESPONSIBLE FOR THEIR ACCOUNT TO REVOKE OR WITHDRAW PREVIOUSLY GIVEN INSTRUCTIONS. WE REQUEST THAT A COPY OF ANY REVOCATION SENT TO CTWS OR ANY REVOCATION NOTIFICATION SENT TO THE PERSON RESPONSIBLE FOR A BANK OR BROKERAGE ACCOUNT ALSO BE SENT TO EVERSOURCE, CARE OF D.F. KING & CO., INC., AT THE ADDRESS BELOW SO THAT EVERSOURCE MAY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF CTWS SHARES THEN OUTSTANDING, CONSTITUTING A QUORUM. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, SUBJECT TO THE FOREGOING, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL MEETING AS SET FORTH ABOVE.

BY EXECUTING THE BLUE PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

If you have any questions or require any assistance in voting your CTWS Shares, please contact:

D.F. KING & CO., INC.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders May Call Toll Free: (800) 967-5071

Banks and Brokers May Call Collect: (212) 269-5550

Email: ctws@dfking.com

SOLICITATION OF PROXIES

Except as set forth below, Eversource will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with this solicitation.

Proxies will be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person. Trustees and officers of Eversource listed on Schedule I hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

Eversource has retained D.F. King & Co., Inc. (“D.F. King”) for solicitation and advisory services in connection with solicitations relating to the Special Meeting, for which D.F. King may receive a fee of up to $[•] for these services, in addition to reimbursing D.F. King for its reasonable out-of-pocket expenses. Eversource agreed to indemnify D.F. King against certain liabilities and expenses, including reasonable legal fees and related charges. D.F. King will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. D.F. King expects that it may employ approximately [•] people in connection with the solicitation.

The entire expense of soliciting proxies for the Special Meeting by or on behalf of Eversource is being borne by Eversource. Eversource currently estimates that the total expenses that Eversource will incur in connection with the solicitation of proxies against the proposals at the Special Meeting will be $[•]. As of the date hereof, Eversource has incurred approximately $[•] of solicitation expenses.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact D.F. King at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains Eversource’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts, including statements with respect to plans and intentions regarding the Eversource Proposal and the anticipated results and benefits from the transaction. These statements are “forward-looking statements.” In some cases, readers can identify these forward-looking statements through the use of words or phrases such as “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “forecast,” “should,” “could” and other similar expressions.

We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to the following: that we may fail to reach agreement on terms of a potential transaction with CTWS, or fail to complete any such transaction on a timely basis or on favorable terms; negative effects on CTWS’s business resulting from the pendency of the merger proposals; that we may not receive regulatory approvals within the expected timeframe; and that we may not be able to close the proposed transaction with CTWS promptly and effectively, or at all. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

OTHER INFORMATION

The information concerning CTWS and the Proposed SJW Merger contained herein (including Schedule II) has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although Eversource has no knowledge that would indicate that statements relating to CTWS or the Proposed SJW Merger Agreement contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date it has not had access to the books and records of CTWS, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements. See Schedule II for information regarding persons who beneficially own more than 5% of the CTWS Shares and the ownership of the CTWS Shares by the directors and officers of CTWS. There can be no assurance that the Eversource Proposal will be consummated or, if ultimately consummated, the final terms thereof.

Pursuant to Rule 14a-5 promulgated under the Securities Exchange Act of 1934, as amended, reference is made to CTWS and SJW’s proxy statement for information concerning the SJW Merger Agreement, the Proposed SJW Merger, financial information regarding CTWS, CTWS and the proposed combination of CTWS and SJW, the proposals to be voted upon at the Special Meeting, other information concerning CTWS’s management, the procedures for submitting proposals for consideration at the next annual meeting of CTWS shareholders and certain other matters regarding CTWS and the Special Meeting.

CTWS files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information filed with the SEC at the SEC’s public reference room:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. These filings made with the SEC are also available to the public through the website maintained by the SEC at http://www.sec.gov or from commercial document retrieval services. You may obtain documents filed with the SEC by requesting them in writing or by telephone from D.F. King & Co., Inc. at the following address:

48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders May Call Toll Free: (800) 967-5071
Banks and Brokers May Call Collect: (212) 269-5550
Email: ctws@dfking.com

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the Special Meeting. Eversource will mail properly requested documents to requesting shareholders by first class mail, or another equally prompt means, within one business day after receipt of such request. You can also get more information by visiting CTWS’s website at https://www.ctwater.com/. Materials from these websites and other websites mentioned in this Proxy Statement are not incorporated by reference in this Proxy Statement. If you are viewing this Proxy Statement in electronic format, each of the URLs mentioned in this Proxy Statement is an active textual reference only.

THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE SPECIAL MEETING AND IS NOT A SOLICITATION OF PROXIES WITH RESPECT TO ANY EVERSOURCE PROPOSAL.

WE URGE YOU NOT TO RETURN ANY GREEN PROXY CARD YOU RECEIVE FROM CTWS—EVEN AS A PROTEST VOTE AGAINST THE PROPOSED SJW MERGER. EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A GREEN PROXY CARD FURNISHED BY CTWS, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY INTERNET OR TELEPHONE OR SIMPLY BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. WE URGE YOU TO VOTE BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TO US TODAY.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE CTWS BOARD BY VOTING “AGAINST” THE SJW MERGER PROPOSAL, “AGAINST” THE COMPENSATION PROPOSAL AND “AGAINST” THE ADJOURNMENT PROPOSAL BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY. A VOTE “AGAINST” THE SJW MERGER PROPOSAL, “AGAINST” THE COMPENSATION PROPOSAL AND “AGAINST” THE ADJOURNMENT PROPOSAL WILL NOT OBLIGATE YOU TO VOTE FOR ANY EVERSOURCE PROPOSAL. HOWEVER, IF THE PROPOSED SJW MERGER OCCURS, THE EVERSOURCE PROPOSAL WILL BE WITHDRAWN.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

This communication does not constitute an offer to buy or solicitation of any offer to sell securities of Eversource Energy. This communication relates to a proposal that Eversource Energy has made for a business combination transaction with Connecticut Water Services, Inc. In furtherance of this proposal and subject to future developments, if Eversource and CTWS agree on a negotiated transaction, Eversource and CTWS may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Eversource and/or CTWS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF EVERSOURCE AND CTWS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERSOURCE, CTWS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Eversource’s Investor Relations department at (860) 665-5154 or by email to jeffrey.kotkin@eversource.com.

IMPORTANT VOTING INFORMATION

1.             If your CTWS Shares are held in your own name, please submit your proxy to us TODAY by following the instructions on the enclosed BLUE proxy card by Internet or telephone, or by signing, dating and returning the enclosed BLUE proxy card to Eversource, c/o First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911, in the postage-paid envelope provided.

2.             If your CTWS Shares are held in “street-name,” only your broker or bank can vote your CTWS Shares and only upon receipt of your specific instructions. If your CTWS Shares are held in “street-name,” deliver the enclosed BLUE voting instruction form to your broker or bank or contact the person responsible for your account to vote on your behalf and to ensure that a BLUE proxy card is submitted on your behalf. If your broker or bank or contact person responsible for your account provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Eversource, c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, so that Eversource will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3.             Do not sign or return any green proxy card you may receive from CTWS. If you have already submitted a green proxy card, you have every right to change your vote—use the BLUE proxy card to vote TODAY by Internet or telephone or simply sign, date and return the BLUE proxy card. Only your latest dated proxy counts.

4.             Only CTWS shareholders of record as of the close of business on the Record Date are entitled to vote at the Special Meeting. We urge each shareholder to ensure that the holder of record of his, her or its CTWS Shares signs, dates, and returns the enclosed BLUE proxy card as soon as possible.

If you have any questions or require any assistance in voting your CTWS Shares, please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders May Call Toll Free: (800) 967-5071

Banks and Brokers May Call Collect: (212) 269-5550

Email: ctws@dfking.com

SCHEDULE I

INFORMATION CONCERNING TRUSTEES AND OFFICERS OF EVERSOURCE AND OTHER PERSONS WHO ARE PARTICIPANTS AND INTERESTS OF PARTICIPANTS

Trustees and Named Executive Officers of Eversource and Other Persons Who Are Participants

The following table sets forth the name of each trustee and officer of Eversource who is a participant in the solicitation. Unless otherwise indicated, the current business address of each person is c/o Eversource Energy, 300 Cadwell Drive, Springfield, Massachusetts 01104.

Name	Present Position with Eversource

James J. Judge	Chairman, President and Chief Executive Officer

Philip J. Lembo	Executive Vice President and Chief Financial Officer

Leon J. Olivier	Executive Vice President, Enterprise Energy Strategy and Business Development

Werner J. Schweiger	Executive Vice President and Chief Operating Officer

Gregory B. Butler	Executive Vice President and General Counsel

Name	Present Position with Eversource or Other Principal Occupation or Employment

Cotton M. Cleveland	Trustee; President of Mather Associates

Sanford Cloud, Jr.	Trustee; Chairman and Chief Executive Office of The Cloud Company, LLC

James S. DiStasio	Trustee

Francis A. Doyle	Trustee; President and Chief Executive Officer of Connell Limited Partnership

Linda Dorcena Forry	Trustee; Vice President of Diversity, Inclusion and Community Relations, Northeast Region, of Suffolk Construction

John Y. Kim	Trustee; President of New York Life Insurance Company

Kenneth R. Leibler	Trustee; Vice Chairman of the Board of The Putman Mutual Funds

William C. Van Faasen	Trustee

Sched. I-1

Name	Present Position with Eversource or Other Principal Occupation or Employment

Frederica M. Williams	Trustee; President and Chief Executive Officer of Whittier Street Health Center

Dennis R. Wraase	Trustee

Interests of Participants and Other Potential Participants

No individual listed above has a substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to the Proxy Statement other than as set forth below:

As of the date hereof, Eversource beneficially owns 47,100 CTWS Shares held by its wholly owned subsidiary, Rocky River.

Sched. I-2

SCHEDULE II

COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following tables are reprinted from the amended CTWS and SJW Proxy Statement filed with the SEC on June 7, 2018:

Security Ownership of Certain Beneficial Owners and Management

The following table lists, to CTWS’s knowledge, the beneficial ownership of CTWS’s capital stock and the nature of such ownership for each director and nominee for director, for each named executive officer, for all executive officers and directors of CTWS as a group, and for each person who beneficially owns in excess of five percent of the outstanding shares of any class of CTWS’s voting securities. Except for shares that are subject to performance-based restricted stock unit awards as indicated in the table’s footnotes, which shares are not issued, or unless otherwise noted, each holder has sole voting and dispositive power with respect to the shares listed. All information is given as of May 25, 2018, and assumes that shares which the named person has a contractual right to acquire within 60 days have been acquired and are outstanding. The beneficial ownership percentages have been calculated based on 12,092,414 shares of CTWS common stock outstanding (including 220,491 CTWS common stock equivalent shares awarded under the CTWS 2014 Performance Stock Program, the CTWS 2004 Performance Stock Program and the CTWS 1994 Performance Stock Program) as of such date.

The total insider ownership, individually and as a group, is less than 5% of the outstanding shares of CTWS common stock.

Security Ownership of Directors and Named Executive Officers of CTWS

Name of Beneficial Owners	Total Amount of CTWS Common Stock Beneficially Owned	Percent of CTWS Common Stock Outstanding

David C. Benoit(1)	44,792	**

Robert J. Doffek(2)	1,215	**

Richard H. Forde*(3)	2,276	**

Mary Ann Hanley*(3)	7,013	**

Heather Hunt*(3)	6,311	**

Bradford A. Hunter*(3)	1,675	**

Kristen A. Johnson(4)	16,174	**

Sched. II-1

Name of Beneficial Owners	Total Amount of CTWS Common Stock Beneficially Owned	Percent of CTWS Common Stock Outstanding

Craig J. Patla(5)	8,811	**

Lisa J. Thibdaue*(3)	6,372	**

Eric W. Thornburg(6)	152,411	**

Carol P. Wallace*(3) (8)	7,612	**

Maureen P. Westbrook(7)	37,781	**

Ellen Wolf*(3)	1,675	**

Total Directors, Nominees, and Executive Officers (13 persons) As a Group	147,185	1.22%

*                                         denotes non-employee director

**                                  indicates ownership of less than 1% of the class of securities

(1)                                 Includes 26,183 deferred share unit awards, 8,173 performance-based restricted stock unit awards (of which 309 are restricted share unit awards) and 10,436 directly-owned shares.

(2)                                 Includes 402 deferred share unit awards, 534 performance-based restricted stock unit awards (of which 166 are restricted share unit awards) and 279 directly-owned shares.

(3)                                 Includes 323 shares of restricted stock under the CTWS 2014 Performance Stock Program that will vest on May 10, 2019.

(4)                                 Includes 12,497 deferred share unit awards, 2,677 performance-based restricted stock unit awards (of which 462 are restricted share unit awards) and 1,000 directly-owned shares.

(5)                                 Includes 3,122 deferred share unit awards, 1,769 performance-based restricted stock unit awards (of which 814 are restricted share unit awards), 453 directly-owned shares and 3,467 shares owned in CTWS’s 401(k).

(6)                                 Includes 126,662 deferred share unit awards and 25,749 directly-owned shares. Mr. Thornburg resigned from his director and officer positions with CTWS effective September 28, 2017, and his last day of employment with CTWS was October 15, 2017. These shares are not included in the total amount of CTWS common stock beneficially owned by all executive officers and directors of CTWS as a group.

Sched. II-2

(7)                                 Includes 23,166 deferred share unit awards, 378 performance-based restricted stock unit awards (of which 377 are restricted share unit awards), 11,450 directly-owned shares and 2,787 shares owned in CTWS’s 401(k) plan.

(8)                                 Ms. Wallace’s spouse owns 1,120 shares.

Security Ownership of Other Beneficial Owners of CTWS

Name and Address of Beneficial Owner	Title and Class	Shares Beneficially Owned		Percent of CTWS Common Stock Outstanding
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Common	852,846	(1)	7.05%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	Common	667,766	(2)	5.52%

(1)                                 This information is solely based on a Schedule 13G/A filed with the SEC on January 29, 2018 by BlackRock, Inc. (“Blackrock”), which reflects ownership by BlackRock as a parent holding company. As reported on such Schedule 13G/A filed on January 29, 2018, BlackRock has sole voting power with respect to 828,085 and sole dispositive power with respect to 852,846 shares.

(2)                                 This information is solely based on a Schedule 13G/A filed with the SEC on February 9, 2018 by The Vanguard Group (“Vanguard”), which reflects ownership by Vanguard as a parent holding company. As reported on such Schedule 13G/A filed on February 9, 2018, Vanguard has sole voting power with respect to 13,219 shares, shared voting power with respect to 6,900 shares, sole dispositive power with respect to 648,447 shares and shared dispositive power with respect to 19,319 shares.

Sched. II-3

IMPORTANT

If your CTWS Shares are held in your own name, please use the BLUE proxy card to vote by Internet or telephone or sign, date and return the enclosed BLUE proxy card today. If your CTWS Shares are held in “street-name,” only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed BLUE voting instruction form to your broker or bank and contact the person responsible for your account to ensure that a BLUE proxy card is voted on your behalf. If your broker or bank provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE voting instruction form.

We urge you not to sign any proxy card you may receive from CTWS, even as a protest vote against the Proposed SJW Merger.

If you have any questions or require any assistance in voting your CTWS Shares, please contact:

D.F. KING & CO., INC.

48 Wall Street, 22nd Floor

New York, New York 10005

Shareholders May Call Toll Free: (800) 967-5071

Banks and Brokers May Call Collect: (212) 269-5550

Email: ctws@dfking.com

Sched. II-4

(Preliminary Copy — Subject to Completion)

BLUE PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting are available through 11:59 p.m., ET, on [Month] [Day], 2018.

VOTE BY INTERNET	WWW.FCRVOTE.COM/CTWS

Use the internet to transmit your voting instructions up until 11:59 p.m., ET, on [Month] [Day], 2018. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

OR
VOTE BY TELEPHONE	1-XXX-XXX-XXXX
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., ET, on [Month] [Day], 2018. Have your proxy card in hand when you call and then follow the instructions.
OR
VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911.

If you vote your proxy by internet or by telephone, you do NOT need to mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

CONTROL NUMBER

If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.

CONNECTICUT WATER SERVICE, INC.

BLUE PROXY

EVERSOURCE ENERGY RECOMMENDS YOU VOTE “AGAINST” PROPOSALS 1, 2 AND 3.

1.  Approval of the Agreement and Plan of Merger, dated as of March 14, 2018 (the “SJW Merger Agreement”) among SJW Group, Inc. (“SJW”), a Delaware corporation, Hydro Sub, Inc., a Connecticut corporation and a direct wholly owned subsidiary of SJW Group Inc., and Connecticut Water Service, Inc. (“CTWS”), a Connecticut corporation, a copy of which is included as Annex A to the joint proxy statement/prospectus filed by CTWS and SJW.

	AGAINST ☐	ABSTAIN ☐	FOR ☐

2.  Approval, on a non-binding, advisory basis, of specific compensatory arrangements, between CTWS and is named executive officers relating to the merger, as described in the joint proxy statement/ prospectus filed by CTWS and SJW.

	☐	☐	☐

3. Approval to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the SJW Merger Agreement.	☐	☐	☐

Signature

Signature (Capacity)

Date

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

YOUR VOTE IS IMPORTANT.

PLEASE VOTE BY INTERNET OR TELEPHONE TO REGISTER
YOUR VOTE PROMPTLY. INSTRUCTIONS ON REVERSE SIDE.

YOUR TELEPHONE OR INTERNET VOTE MUST BE RECEIVED NO LATER THAN 11:59 P.M. EASTERN TIME, [MONTH] [DAY], 2018, TO BE INCLUDED IN THE VOTING RESULTS.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

The proxy statement, as well as other proxy materials distributed by the participants, are available free of charge online at www.fcrvote.com/CTWS.

Continued and to be signed on the reverse side.

If submitting a proxy by mail, please sign and date the card on reverse and fold and detach card at perforation before mailing.

[Preliminary Copy - Subject to Completion]

CONNECTICUT WATER SERVICE, INC.

SPECIAL MEETING OF SHAREHOLDERS

[Month] [Day], 2018.

Special Meeting of Shareholders of Connecticut Water Service, Inc. to be held on the date of the Special Meeting as determined by Connecticut Water Service, Inc. This Proxy is solicited on behalf of Eversource Energy in Opposition to the Proposed Merger of Connecticut Water Service, Inc. and SJW Group, Inc.

The undersigned hereby appoints James J. Judge, Philip J. Lembo and Gregory B. Butler, and each of them, as proxies, with full power of substitution, to vote all common shares which the undersigned has power to vote at the 2018 Special Meeting of Shareholders of Connecticut Water Service, Inc. to be held on the date of the Special Meeting as determined by Connecticut Water Service, Inc., and at any adjournment or postponement thereof, in accordance with the instructions set forth herein and with the same effect as though the undersigned were present in person and voting such shares. The proxies are authorized, in their discretion, to vote upon such other business as may properly come before the meeting.

IF PROPERLY EXECUTED THIS PROXY WILL BE VOTED “AGAINST” THE SJW MERGER PROPOSAL, THE COMPENSATION PROPOSAL AND THE ADJOURNMENT PROPOSAL (PROPOSALS 1-3) LISTED ON THE REVERSE SIDE OF THIS PROXY CARD UNLESS A CONTRARY VOTE IS INDICATED, IN WHICH CASE THE PROXY WILL BE VOTED AS DIRECTED.

YOUR VOTE IS VERY IMPORTANT - PLEASE VOTE TODAY.

(Continued and to be signed and dated on the reverse side.)